Media Release

Planegg/Munich, Germany, June 12, 2018

New Phase 3 Clinical Trials by MorphoSys’s Partner with Gantenerumab in Early Alzheimer’s Disease now Underway

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; Nasdaq: MOR) announced today that the first patient has been enrolled in a new phase 3 trial of gantenerumab in patients with early Alzheimer’s disease. Gantenerumab is a monoclonal antibody directed against amyloid-beta generated by MorphoSys using its proprietary HuCAL antibody technology. Roche is fully responsible for the clinical development of gantenerumab. MorphoSys is entitled to receive potential success-based regulatory milestone payments related to gantenerumab and royalties on net sales.

Expected to enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide, the pivotal program consists of the two phase 3 studies named GRADUATE-1 and GRADUATE-2. The two multicenter, randomized, double-blind, placebo-controlled trials will enroll up to 760 patients each, to assess the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. All participants need to show evidence of beta-amyloid pathology. Patients will receive placebo or gantenerumab as subcutaneous injection with optimized titration up to the target dose. The primary endpoint for both trials is the assessment of signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score, determined as the change of the status from baseline to week 104.

“This is great news for MorphoSys. We are delighted by the commitment to gantenerumab as a potential new therapy for Alzheimer’s disease, and the sustained clinical development of this antibody in this area of immense unmet medical need. We look forward to seeing the effect of the optimized dosing regimen in the new phase 3 trials run by our partner Roche in early Alzheimer’s patients”, commented Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG.

More information about gantenerumab clinical studies is available on clinicaltrials.gov.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the commencement of the GRADUATE-trials in connection with gantenerumab and expectations regarding the development of gantenerumab in Alzheimer’s disease, including the intended targeting of Amyloid-beta. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com